

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Gerald F. Sopp
Chief Financial Officer
DNB Financial Corporation
4 Brandywine Ave.
Downingtown, Pennsylvania 19335

> **Re. DNB Financial Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **File number 1-34242**

Dear Mr. Sopp:

We have reviewed your filing and related documents and have the following comments. In one of these comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1. For future 1934 Act filings, please note that your file number, provided on the cover, has changed to 1-34242.

Business, page 1

2. In future filings, please consider the need to quantify economic conditions in your market area that reflect on your business. This might include loss or gain of principal employers or change in population, average income levels, real estate values and the like.

Form 10-Q filed November 12, 2010

Provision for Credit Losses, page 30

3. We note you state that you had appraisals dated and reviewed within nine months of June 30, 2010 for all impaired loans, with the exception of one loan participation you purchased from another bank. We further note disclosures on page 27 of your March 31, 2010 Form 10-Q and page 41 of your December 31, 2009 Form 10-K in which you discuss the specifics regarding an appraisal you received from the lead bank on a $2.8 million residential land development loan in which you and the lead bank concluded that the underlying assumptions used by the appraiser were factually incorrect as was the engagement and value. We are also aware of the disclosures in which you state that you had previously reserved $180,000 against this loan in the general allowance and a preliminary review of the appraisal indicated that you may need to provide an additional $100,000-$150,000 for the loan during the first quarter of 2010. In order for us to more fully understand the specific facts and circumstances related to this issue, please provide the following information in your next response letter:

   • Confirm that your reference in the September 30, 2010 Form 10-Q relates to this issue, and if not, please provide a separate discussion of the facts and circumstances related to this participation loan and the specifics surrounding your valuation of this loan since the last appraisal received;

   • Discuss the specific facts and circumstances which you and the lead bank considered in jointly determining that the underlying assumptions used by the appraiser were factually incorrect related to the $2.8 million loan as was the engagement and value and how this determination impacted the initial view of providing additional reserves of $100,000-$150,000 as noted above;

   • Provide an update as of September 30, 2010 as to whether or not a new appraisal had been obtained, discuss what assumptions were changed and whether you and the lead bank concur that this is a valid appraisal and supporting details why and how this has been considered in determining the reserves set aside for this loan and quantify by period in which a provision and/or any related charge-offs have taken place; and

   • If a current appraisal has not been obtained, please discuss the timing of when the lead bank anticipates receipt and provide an analysis of how you have determined reserves and charge-offs to the current date and procedures employed to evaluate the collateral without a current appraisal.

Gerald Sopp
DNB Financial Corporation
December 6, 2010
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact John P. Nolan, Senior Assistant Chief Accountant, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at 202-551-3436 or me at 202-551-3421 with any other questions.

                                        Sincerely,

                                        David Lyon
                                        Senior Financial Analyst

By fax to: Gerald Sopp
            Fax number: 484-359-3176